FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure: "Disclosure of share ownership – Janus Capital Management LLC falls below the threshold value of 5%”

Filed herewith is a disclosure related to Syngenta AG.
# # #

Item 1

Disclosure of share ownership

The shareholding in Syngenta AG of Janus Capital Management LLC falls below the threshold value of 5%

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

Janus Capital Management LLC, 151 Detroit Street, Denver, Colorado 80206, USA reports on 1 July 2008 that its holding in the share capital of Syngenta AG has fallen below the notifiable threshold value of 5% on 10 April 2008 due to a sale of Syngenta registered shares. The holding amounts to 4.81% of Syngenta’s share capital, which corresponds to 4,207,707 registered shares ISIN CH0011037469 (shareholding of 4.18%) and 3,168,559 American Depositary Receipts ISIN US87160A1007 (equivalent shareholding of 0.63%).

The contact person within Janus Capital for this notification is Kathleen Stahl, Janus Capital Management LLC, 151 Detroit Street, Denver, Colorado 80206, USA.

Syngenta AG
Basel, Switzerland, 15 August 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	August 15, 2008	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal and Taxes